NEWS RELEASE

Augusta Resource Provides Permitting Update on Rosemont Copper

Toronto, Ontario, September 16, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) has been informed that the US Forest Service (USFS) has announced a completion date of November 2013 for the Final Environmental Impact Statement (FEIS) for its Rosemont Copper project.

Rosemont’s Record of Decision (ROD) will be released following a new USFS rules process that will come into effect on September 27, 2013. The new process stipulates a resolution period as opposed to an appeals period for the ROD. Under the former process, after a ROD is signed, appeals may be filed and final resolution of appeals would take up to 105 days. Under the new process for Rosemont, when the FEIS is released, a draft ROD will be issued for public comment. The new process is statutorily limited to a 90-120 day period, which is comprised of 45 days during which parties may provide objections to the draft ROD, followed by a 45-day resolution period for the USFS, with the option of one-30 day extension (See Figure 1), after which the final ROD will be issued with no subsequent appeal period.

It should be noted that only parties that have provided substantive comments to the record during prior public comment periods will be given standing to comment, and only those comments that have met a certain level of significance will be moved into the resolution period. All comments filed by the public will be reviewed and responded to according to the USFS.

The Army Corps of Engineers’ Clean Water Act 404 Permit is expected to be released subsequent to the issuance of the FEIS, in the fourth quarter of 2013.

“We are pleased to see the USFS move the FEIS and ROD documents towards completion and provide a certain process with dates for finalization,” said Gil Clausen, Augusta’s President and CEO. “The new regulations provide a more defensible process and remove the administrative appeal process, while following a similar time frame. This allows us to commence construction at Rosemont according to our planned project schedule when project debt financing is in place and detailed construction engineering is at least 75% complete."

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

Figure 1: PROCESS OVERVIEW FOR ROSEMONT

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com